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                               November 23, 2022

       David Hui Shao
       Chief Executive Officer
       YishengBio Co., Ltd
       Building No. 2, 38 Yongda Road
       Daxing Biomedical Industry Park
       Daxing District, Beijing, PRC

                                                        Re: YishengBio Co., Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted November
14, 2022
                                                            CIK No. 0001946399

       Dear David Hui Shao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted November 14, 2022

       Frequently Used Terms, page 4

   1. We note your response to our previous comment 5 and reissue in part. Please revise your definition of "China"
to further clarify that the legal and operational risks associated with
                                                        China also apply to
Hong Kong and Macau.
 David Hui Shao
FirstName
YishengBioLastNameDavid   Hui Shao
           Co., Ltd
Comapany 23,
November  NameYishengBio
              2022         Co., Ltd
November
Page 2    23, 2022 Page 2
FirstName LastName
Questions and Answers About the Proposals
Q: What shall be the relative equity stakes of Summit Shareholders, YS Biopharma shareholders immediately after..., page 12

2. We note your response to our previous comment 8 and updated disclosure on page 13 and reissue. Please disclose the Sponsor and its affiliates total potential ownership interest in the combined company, assuming the exercise and conversion of all securities. For example only, we note your disclosure on page 360 discussing working capital loans between the Sponsor and Summit that may be convertible into warrants at a price of
         US$1.00 per warrant and we note the Sponsor appears to hold "6,000,000 Summit Private
         Warrants" which do not appear to be reflected in your revised disclosure on page 13.
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination
YS Group, page 28

3.       We note your response to our previous comment 11, including your reference to a
         "concert party agreement" between All Brilliance Investments Limited, Hopeful World
         Company Limited, Apex Pride Global Limited and Acton Town International Limited (the
            Concert Parties   ). Please clarify whether this agreement will
continue after the Business
         Combination. If so, please file the agreement as an exhibit and describe the material terms of the agreement or otherwise advise.
Anticipated Accounting Treatment, page 42

4. We note your revisions in response to our previous comment 42. Your discussion of the anticipated accounting treatment for the transaction on pages 42 and 174, however, continues to make references to IFRS. Please revise accordingly. Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination
Timeline of the Business Combination, page 162

5. We note your response to our previous comment 20, including your revised disclosure on page 162 and reissue. For example only, based on the disclosures in the revised Timeline of the Business Combination, it remains unclear where each party stood with respect to the valuation and commercial arrangements of the Business Combination from initiation of discussions in May 2022 until the letter of intent was signed July 1, 2022. Please revise your disclosure to explain the reasons for the terms, each party's position on the issues, how and why they evolved over time from initiation of discussions until September 29,
         2022, and how you reached agreement on the final terms.
 David Hui Shao
FirstName
YishengBioLastNameDavid   Hui Shao
           Co., Ltd
Comapany 23,
November  NameYishengBio
              2022         Co., Ltd
November
Page 3    23, 2022 Page 3
FirstName LastName
Reasons for Summit Board's Approval of the Business Combination, page 164

6. We note your response to our previous comment 22, including your updated disclosure on page 164 and reissue. Please identify each advisor that the Summit Board consulted with.
         In addition, we note Summit's press release dated September 29, 2022 states that Ogier served as a legal advisor to Summit in connection with the Business Combination;
         however, Ogier does not appear to be mentioned in your draft registration statement.
Summary of Valuation Analysis and Opinion of Financial Advisor to the Summit
Board
Overview, page 169

7. We note your response to our previous comment 23 and reissue. We note that your Board considered a fairness opinion prudent in light of the potential conflicts of interest; that the fairness opinion was provided to the Board prior to its vote on the Business Combination;
         and that the YS Biopharma financial projections were used by Summit s financial advisor to conduct its analyses. Therefore, we continue to believe that disclosure of the YS
         Biopharma financial projections are material to an assessment of the value of the merger consideration and the financial analyses performed by ValueScope. In addition, please disclose the material assumptions and underlying bases of the financial projections provided by YS Biopharma and discuss the "certain adjustments" made by ValueScope, and any limitations of the projections. For example only, please disclose if
         such projections included assumptions regarding potential future product candidate approvals.
8. You state that ValueScope's analysis consisted of multiple factors including a review of data of comparable companies and industry transactions. Pursuant to
Item 1015(b)(6) of
         Regulation M-A, please amend your disclosure to include the comparable companies and industry transactions reviewed, how they were selected, and the respective valuations. In this regard, for example, we note the comparable company valuation benchmarking analysis provided on slide 16 of the corporate presentation filed in
Exhibit 99.2 to
         Summit's Form 8-K filed September 29, 2022.
YS Group's Marketed Product and Product Candidates
YSJA Rabies Vaccine - YS Group's marketed product
Better safety profile, page 223

9. We note your response to our previous comment 33 regarding the head-to-head clinical studies. You state that four head-to-head studies were conducted by certain CDC centers in China but we note only two studies appear to be discussed, one conducted by Guangxi
         CDC and the other by Guizhou CDC. To the extent the other two head-to-head studies were relied on, please amend to include the material details of such studies, including a discussion of the trial design, who conducted the study, number of participants, and other rabies vaccines studied or otherwise advise.
 David Hui Shao
FirstName
YishengBioLastNameDavid   Hui Shao
           Co., Ltd
Comapany 23,
November  NameYishengBio
              2022         Co., Ltd
November
Page 4    23, 2022 Page 4
FirstName LastName
YS BioPharma's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Contractual Obligations, page 304

10. We note your response to our previous comment 50 and revised disclosure on page 305 and reissue in part. Please expand your disclosure to describe all material terms of the agreement including the royalty term or otherwise advise. Unaudited Pro Forma Condensed Combined Balance Sheet, page 316

11. With respect to the 10,000,000 Public Warrants and 6,000,000 Private Warrants issued by
         Summit in connection with its IPO, please tell us whether you anticipate any change in classification between liabilities and equity upon consummation of the business combination. If so, please revise your pro forma financial statements accordingly.
YishengBio Co., Ltd. Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page F-53

12. We note your response to our previous comment 46 and the revisions made to your revenue recognition accounting policy disclosure. Your accounting policy appears boilerplate and is not specific to your business. Accordingly, please address the following:
             Specify the point in time that you determine control has transferred to the customer and the performance obligation has been satisfied. For example, clarify whether this occurs at the time of shipping, upon delivery to external service providers, or customer acceptance.
             Clearly disclose that your revenue contracts with customers do not involve variable considerations, such as discounts and rebates, as you stated in your response.
             Provide us with a detailed description of your sales arrangements with external service providers and clearly explain the purpose of the guarantee deposits. In this regard, your disclosure on page F-64 that such deposits are provided by service providers "in case they fail to sell the vaccines according to the contract requirements" raises the question of whether the service providers assume inventory risk for the vaccines before they are transferred to the end customer. Explain your consideration of ASC 606-10-55-36 through 55-40 as it relates to these arrangements.
Note 4. Accounts Receivable, Net, page F-59

13. We note your response to our previous comment 47 and the aging analysis provided.
         Please revise your filing as follows:
             Disclose both the contractual and customary payment terms for your accounts receivable.
             Disclose your accounting policy for writing-off accounts receivable deemed to be uncollectible.
             Clarify whether any of your accounts receivable have been written-off (i.e., charged
 David Hui Shao
YishengBio Co., Ltd
November 23, 2022
Page 5
           against the allowance) and if so, include the amount of such write-offs in your rollforward of the allowance for doubtful accounts.
             Consider providing a rollforward of your accounts receivable balance that shows the impact of current year sales and customer payments.
             Revise your MD&A to discuss the reasons for any changes in your Days Sales
           Outstanding for each period presented.
General

14. We note your response to our previous comment 55 and reissue. We note the disclosure on page 40 that the Sponsor, YS Biopharma, and/or Summit's or YS
Biopharma's
      directors, officers, or respective affiliates may purchase Summit Public Shares and execute other agreements, including forward purchase agreements. In addition, we note
      that the Sponsor, YS Biopharma, and/or Summit   s or YS Biopharma   s
directors, officers,
      or respective affiliates    may enter into transactions with such
investors and others to
      provide them with incentives to acquire Summit Public Shares or vote their Summit
      Public Shares in favor of the Business Combination Proposal or First Merger Proposal."
      Please provide you analysis on how such purchases and agreements comply with Rule
      14e-5.
       You may contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Hui Shao
                                                           Division of
Corporation Finance
Comapany NameYishengBio Co., Ltd
                                                           Office of Life
Sciences
November 23, 2022 Page 5
cc:       Dan Ouyang, Esq.
FirstName LastName